NEWS RELEASE
Kelso Technologies Inc.
July 27, 2026
Canada: TSX: KLS

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2026

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS) reports that the Company has released the interim financial statements and Management Discussion and Analysis for the quarter ended June 30, 2026.

The interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated. The Company's interim financial statements and MD&A for the quarter ended June 30, 2026 were approved by the Board of Directors on July 27, 2026.

HIGHLIGHTS:

  Second quarter revenue of $2,245,498 increased 28% over the first quarter of 2026, confirming management's expectation that the first quarter would represent the operational trough of the fiscal year and reflecting strengthening order flow through the period, notwithstanding industry forecasts of an approximately 30% decline in North American tank car deliveries in 2026.

  Gross profit of $725,897 (32% of revenues) in the quarter, with six-month gross margin of 34%, reflecting continued discipline over direct production costs against a substantially fixed cost base, partially offset by a shift in sales mix toward lower-margin products during the quarter.

  Management has already taken proactive steps to reduce the Company's cost structure, the impact of which is expected to be realized in the second half of fiscal 2026 and continues to evaluate opportunities to unlock value across the business, with updates to be provided as and when such initiatives are successfully concluded.

  The Company maintained a solid financial position at June 30, 2026, with total assets of $5,351,244, shareholders' equity of $3,998,467, working capital of $1,940,549, and cash of $372,684.

  The Company continued to make disciplined use of its $1,000,000 revolving credit facility, with $350,000 drawn and $650,000 available at June 30, 2026 - funding working capital through the cyclical downturn while preserving liquidity and avoiding shareholder dilution, consistent with the Company's history of drawing and repaying the facility as operating needs require.

  Cost management delivered year-over-year reductions across office and administration expense, management fees, and professional fees for the quarter, with accounting, audit and legal fees declining to $122,146 from $187,279 in Q2 2025 following completion of the elevated FY2025 audit and disclosure cycle.

  The wind-down of the KIQ X discontinued operations is effectively complete: discontinued operations contributed income of $3,885 in the quarter and were essentially breakeven for the six months (a loss of $32, compared to a loss of $91,225 in the comparative period), with the sublease of the West Kelowna facility offsetting the remaining lease obligation, which expires in January 2027.

  The capital structure remains clean, with 56,100,085 common shares outstanding, no stock options or warrants outstanding, and 203,329 restricted share units remaining. During the quarter the Company settled an $80,000 obligation through the issuance of 800,000 common shares upon the vesting of restricted share units, conserving cash while aligning compensation with shareholders.

  The senior leadership transition completed in April 2026 - Jesse Crews as Chief Executive Officer, supported by continuing Chief Operating Officer Amanda Smith and Chief Financial Officer Sameer Uplenchwar, with Mark Temen as Lead Director - is fully in place, and the Company's strategic direction remains unchanged.

  The primary focus for the remainder of FY2026 is the continuation of disciplined cost management and the commercial launch of the new Angle Valve, positioning the Company for the projected recovery in new tank car builds commencing in 2027 and 2028.

2

SUMMARY OF FINANCIAL PERFORMANCE

Three Months Ended June 30	2026	2025
Revenues	$2,245,498	$2,643,208
Gross Profit	$725,897	$1,075,446
Gross profit margin	32%	41%
Expenses including non-cash items	$1,052,028	$1,015,187
Net income (loss)	($326,972)	$72,125
Basic/Diluted earnings (loss) per share - continuing ops	($0.01)	$0.00
Basic/Diluted earnings (loss) per share - discontinued ops	$0.00	$0.00
Adjusted EBITDA (loss) *	($274,190)	($19,451)

Six Months Ended June 30	2026	2025
Revenues	$3,994,555	$5,801,283
Gross Profit	$1,377,630	$2,485,201
Gross profit margin	34%	43%
Expenses including non-cash items	$2,131,661	$1,919,959
Net income (loss)	($757,958)	$484,463
Basic/Diluted earnings (loss) per share - continuing ops	($0.01)	$0.01
Basic/Diluted earnings (loss) per share - discontinued ops	($0.00)	($0.00)

Liquidity and Capital Resources	June 30, 2026	Dec 31, 2025
Working capital	$1,940,549	$2,541,625
Cash	$372,684	$399,375
Accounts receivable	$653,733	$632,568
Net Equity	$3,998,467	$4,676,425
Total assets	$5,351,244	$5,469,476
Weighted Average Number of Common shares outstanding	55,500,085	55,183,419

* Reconciliation of Net Income (Loss) to Adjusted EBITDA
Three Months Ended June 30	2026	2025
Net Income (Loss)	($326,972)	$72,125
Unrealized foreign exchange loss (gain)	($39,352)	($94,343)
Income tax expense (recovery)	$5,000	($446)
Amortization	$2,451	$3,741
Interest Expense	$8,568	$0
Share-based expense	$80,000	$0
Loss (income) from discontinued operations	($3,885)	($1,420)
Adjusted EBITDA (loss) *	($274,190)	($19,451)

(*) Reconciliation of Net Income (Loss) to Adjusted EBITDA for the three months ended June 30, 2026 and 2025

Readers are cautioned that Adjusted EBITDA (Loss) should not be construed as an alternative to net income (loss) as determined under IFRS Accounting Standards; nor as an indicator of financial performance as determined by IFRS Accounting Standards; nor a calculation of cash flow from operating activities as determined under IFRS Accounting Standards; nor as a measure of liquidity and cash flow under IFRS Accounting Standards. The Company's method of calculating Adjusted EBITDA may differ from methods used by other issuers and, accordingly, the Company's Adjusted EBITDA may not be comparable to similar measures used by any other issuer.

3

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2026 the Company had cash on deposit in the amount of $372,684, accounts receivable of $653,733 prepaid expenses of $119,784 and inventory of $2,147,125 compared to cash on deposit in the amount of $399,375, accounts receivable of $632,568, prepaid expenses of $80,015 and inventory of $2,206,770 as at December 31, 2025. The Company had income tax payable of $16,104 at June 30, 2026 compared to $92,104 at December 31, 2025.

The working capital position of the Company as at June 30, 2026 was $1,940,549 compared to $2,541,625 as at December 31, 2025. The Company anticipates that its capital resources and operations will enable it to continue conducting business as planned for the foreseeable future.

Total assets of the Company were $5,351,244 as at June 30, 2026 compared to $5,469,476 as at December 31, 2025. Net assets of the Company were $3,998,467 as at June 30, 2026 compared to $4,676,425 as at December 31, 2025.

As at June 30, 2026, $350,000 was drawn on the line of credit and $650,000 remained available. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At June 30, 2026, the WSJ Prime Rate was 6.75%. The line of credit is secured by a general security agreement over the Company's assets.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A.

OUTLOOK

The second quarter of fiscal 2026 provided tangible evidence that the Company's strategy for navigating the cyclical industry downturn is taking hold. Revenue grew 28% sequentially from the first quarter, consistent with management's stated expectation that the first quarter would represent the operational trough for the fiscal year, and order flow and operational momentum continued to strengthen through the period. Against industry forecasts indicating that North American tank car deliveries will decline by approximately 30% in 2026 - to an estimated 6,855 cars from 9,927 in 2025, before recovering to approximately 9,000 cars in 2027 and 11,700 cars in 2028 - management is executing a focused strategy centered on revenue diversification, market share expansion in the repair, retrofit and requalification market, and disciplined cost management.

Operational efficiency and cost discipline remain foundational to Kelso's strategy. The elevated professional and filing fees associated with the FY2025 audit and continuous disclosure cycle moderated in the second quarter as anticipated, and management has already taken proactive steps to further reduce the Company's cost structure, the impact of which is expected to be realized in results for the second half of fiscal 2026. These measures have been implemented while preserving the engineering and production workforce required to support the anticipated recovery in tank car builds, positioning the Company to scale operating activity efficiently as order flow recovers.

The Company's strategic focus for the remainder of fiscal 2026 includes advancing full Association of American Railroads approvals for its Angle Valve and Bottom Outlet Valve, both of which remain in service trials, with the commercial launch of the new Angle Valve as the principal operational priority. These product approvals are expected to unlock new revenue streams in the pressure car market and strengthen the Company's ability to offer comprehensive product packages to its customer base, complemented by the DOT 407 pressure and vacuum relief valve line addressing the truck tanker market. The Company's fully domestic production and supply chain in Bonham, Texas continues to insulate operations from tariff-related uncertainty and positions Kelso favorably with customers prioritizing reliable North American sourcing.

4

The Company's $1.0 million revolving credit facility, of which $650,000 remains available at June 30, 2026, provides financial flexibility to support working capital requirements and strategic initiatives as growth opportunities present themselves. Beyond its operational agenda, management continues to evaluate opportunities to unlock value across the business - including diversification of the Company's product offering, new strategic partnerships, and potential vertical integration - and will provide updates to shareholders as and when such initiatives are successfully concluded.

SUMMARY

Kelso Technologies Inc. is navigating a cyclical industry downturn in fiscal 2026 from a foundation of demonstrated operational improvement, disciplined cost management, and a clear diversification strategy - and the second quarter delivered measurable progress, with revenue growth of 28% over the first quarter, moderating professional costs, an effectively completed wind-down of legacy operations, and continued disciplined use of its revolving credit facility to fund working capital while preserving financial flexibility. While year-over-year results continue to reflect the reduced industry-wide pace of new tank car builds and a shift in sales mix during the quarter, the Company's sound financial position, clean and essentially undiluted capital structure, and settled leadership team position Kelso to execute on its strategic priorities through the balance of the year. Management has already taken proactive steps to reduce the Company's cost structure, the benefit of which is expected to be reflected in results for the second half of fiscal 2026 and continues to pursue opportunities to unlock value across the business, on which the Company will provide updates as developments warrant. The Company's proactive measures - advancement of the Angle Valve and Bottom Outlet Valve approval processes, expansion in the repair, retrofit and requalification market, exploration of adjacent markets and vertical integration opportunities, and preservation of liquidity through its revolving credit facility - are aligned with the anticipated cyclical recovery in new tank car builds commencing in 2027 and 2028.

With a strong asset base, no term debt obligations, a revolving credit facility providing working capital flexibility, fully domestic production and sourcing, and a renewed focus on innovation and operational execution, Kelso remains well positioned to capitalize on the industry recovery and rising demand for advanced valve technologies, with a view to driving sustainable profitability and shareholder value over the longer term.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Jesse Crews, CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements indicate expectations or intentions as of the date of this news release and include, without limitation, statements regarding: the Company's expectations for future revenues, margins, expenses and operating results; anticipated industry conditions, including forecasted levels of tank car production, retrofit and requalification activity; the development, regulatory certification, commercialization and market acceptance of the Company's products, including the timing and outcome of Association of American Railroads ("AAR") approval processes and the expectation that new products will generate sales once such approvals are secured; the anticipated benefits of cost management and operational initiatives; the evaluation and potential outcome of strategic initiatives and business development opportunities; and the adequacy of the Company's capital resources, including cash, working capital and available credit, to fund ongoing business operations for the foreseeable future.

5

Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, it can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information, as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information, including without limitation: risks affecting the rail industry generally, including tariffs, interest rates, inflation and supply chain constraints, which may reduce or delay business orders from customers; the risk that industry forecasts may prove inaccurate and that tank car producers may produce or retrofit fewer cars than expected or may not purchase the Company's products; the risk that the development of new products may proceed slower than expected, cost more than anticipated or not result in a saleable product; the risk that AAR or other regulatory approvals may be delayed, may be subject to conditions, or may not be obtained at all, and that service trials may reveal issues requiring further development; the risk that the Company's products may not provide the intended economic or operational advantages to end users, or may not capture market share as expected; the risk that customer orders may not develop or may be cancelled; the risk of increased competition; the risk that cost management and operational initiatives may not deliver anticipated benefits within expected timeframes or at all; the risk that the evaluation of strategic initiatives may not result in any transaction or other outcome, or that any such initiative may not be completed on favorable terms or at all; and the risk that capital resources may not be adequate to fund future operations as intended. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Jesse Crews	Sameer Uplenchwar	Head office:
Chief Executive Officer	Chief Financial Officer	305 - 1979 Old Okanagan Hwy,
Email: investor@kelsotech.com	Email: investor@kelsotech.com	West Kelowna, BC V4T 3A4
www.kelsotech.com

6